Exhibit 4.2

EXECUTION COPY

AMENDMENT NO. 1 TO TAX BENEFIT PRESERVATION PLAN

THIS AMENDMENT NO. 1 TO TAX BENEFIT PRESERVATION PLAN (this “Amendment”), dated as of March 21, 2012, is entered into by and between ModusLink Global Solutions, Inc., a Delaware corporation (the “Company”) and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as Rights Agent (the “Rights Agent”).

W I T N E S S E T H:

WHEREAS, the Company and the Rights Agent entered into that certain Tax Benefit Preservation Plan, dated as of October 17, 2011 (as amended, supplemented or otherwise modified, the “Plan”); and

WHEREAS, the Company and the Rights Agent wish to amend the Plan as more specifically provided herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Capitalized Terms. Unless otherwise defined herein, all capitalized terms used in this Amendment shall have the meanings set forth in the Plan.

2. Amendments to the Plan.

(a) The Plan is hereby amended to include the following paragraph as Section 37 thereto:

“37. Rights Agreement. Notwithstanding anything to the contrary contained herein, it is the intent of the Company that no Person shall be deemed to have become an Acquiring Person on the same date under both this Plan and the Rights Agreement, dated as of March 21, 2012, by and between the Company and the Rights Agent, as such agreement may be amended from time to time (the “Rights Agreement”). If any Person shall become the Beneficial Owner of shares of Common Stock which would otherwise result in such Person becoming an “Acquiring Person” under both this Agreement and the Rights Agreement on the same date, then the terms of the Rights Agreement shall prevail and such Person shall not be deemed to be an Acquiring Person under (and as defined in) this Plan in connection with such transaction on such date. If, and to the extent, that any such Person shall become the Beneficial Owner of one or more additional shares of Common Stock following the transaction or transactions which resulted in such Person becoming an “Acquiring Person” under (and as defined in) the Rights Agreement and which would otherwise have caused such Person to become an Acquiring Person under this Plan, then such Person shall become an Acquiring Person under this Plan in connection with such transaction unless (a) such acquisition of Beneficial Ownership of one or more additional shares of Common Stock would fall within one of the exceptions set forth in the definition of Acquiring Person contained in this Plan or (b) the Board of Directors otherwise determines by resolution that it is in the best interests of the Company not to deem such subsequent acquisition of Beneficial Ownership as resulting in such Person becoming an Acquiring Person under this Plan. Notwithstanding anything to the contrary contained herein, no Person shall be deemed to be an Acquiring Person under (and as defined in) this Plan and none of a Stock Acquisition Date, a Trigger Event, a Distribution Date, an event described in Section 11.1.2 or an event described in Section 13 shall be deemed to have occurred solely as a result of the issuance of rights, Common Stock, Series B Preferred (as defined in the Rights Agreement) or other securities by the Company pursuant to the terms and provisions of the Rights Agreement or otherwise as a result of the operation of the Rights Agreement; provided, however, that if a Person shall become the Beneficial Owner of 4.99% or more of the Common Stock then outstanding solely by reason of the issuance of rights, Common Stock, Series B Preferred (as defined in the Rights Agreement) or other securities by the Company pursuant to the terms and provisions of the Rights Agreement or otherwise as a result of the operation of the Rights Agreement and shall, after such event, become the Beneficial Owner of one or more additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then such Person shall be deemed to be an Acquiring Person under this Plan unless, upon becoming the Beneficial Owner of such additional Common Stock, such Person does not Beneficially Own 4.99% or more of the Common Stock then outstanding or such Person otherwise falls within an exception set forth in the definition of Acquiring Person in this Plan (and subject to the other provisions of this Section 37).

(b) The first sentence of Section 1.1 of the Plan is hereby amended and restated as follows:

““Acquiring Person” shall mean any Person who or which, from and after the date of this Plan, shall be the Beneficial Owner of 4.99% or more of the Common Stock then outstanding, but shall not include (i) an Exempt Person, (ii) any Person who, pursuant to Section 37 of this Agreement, shall be deemed to not be an Acquiring Person for purposes of this Agreement or (iii) any Existing Holder, unless and until such time as such Existing Holder shall become the Beneficial Owner of one or more additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), unless upon acquiring such Beneficial Ownership, such Existing Holder does not Beneficially Own 4.99% or more of the Common Stock then outstanding.”

3. Miscellaneous.

(a) Governing Law; Jurisdiction. This Amendment shall be deemed to be a contract made under the internal laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

(b) Counterparts; Electronic Signatures. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect and enforceability as an original signature.

(c) References. Any reference to the Plan contained in any agreement, instrument, notice, request, certificate, or other document executed concurrently with or after the execution and delivery of this Amendment shall be deemed to include this Amendment unless the context shall otherwise require.

(e) Confirmation of the Plan. Except as expressly modified hereby, the Plan shall remain in full force and effect and is hereby ratified and confirmed in all respects.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, as of the day and year first above written.

MODUSLINK GLOBAL SOLUTIONS, INC.

By	/s/ Peter L. Gray
Name: Peter L. Gray
Title: Executive Vice President and General Counsel

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By	/s/ Paula Caroppoli
Name: Paula Caroppoli
Title: Senior Vice President